  Exhibit 99.1

AMENDMENT TO UNDERWRITING AGREEMENT

This amending agreement (this “Amendment”) is entered into as of November 17, 2020.

Reference is made to the underwriting agreement dated effective October 26, 2020 (the “Underwriting Agreement”) between Mackie Research Capital Corporation, Canaccord Genuity Corp. and Sprott Capital Partners LP (collectively, the “Underwriters”) and Silver Elephant Mining Corp. (the “Corporation”) pertaining to the offering of up to 20,000,000 common shares of the Corporation at a price of $0.40 per common share. Capitalized terms used herein but not otherwise defined shall have the meanings ascribed thereto in the Underwriting Agreement.

The Underwriters and the Corporation hereby amend the definitions of “Closing Date”, “Final Prospectus Date” and “Latest Closing Date” in the Underwriting Agreement as follows:

“Closing Date” means the fifth Business Day following the day on which the receipt is issued for the Final Prospectus, or such earlier or later date as the Underwriters may designate for the closing of the Offering, provided that in no event (unless otherwise agreed to be the Corporation) shall such date be later than the Latest Closing Date;

“Final Prospectus Date” means the date on which the Final Prospectus is filed, which shall be no later than November 17, 2020 or such other date as the Corporation and the Underwriters may determine;

“Latest Closing Date” means the tenth Business Day after the day on which the receipt is issued for the Final Prospectus;

Except as provided above, the Underwriting Agreement remains unamended and in full force and effect in accordance with its terms.

This Amendment may be executed in any number of counterparts and by facsimile or electronic copy, and each of such counterparts and facsimile or electronic copy shall for all purposes be deemed to be an original, and all such counterparts shall together constitute one and the same instrument.

[Signature Page Follows]

IN WITNESS WHEREOF this Amendment has been executed by the parties as of the date first above written.

SILVER ELEPHANT MINING CORP.
Per:
(Signed) "John Lee"
Name: John Lee
Title: Executive Chairman

MACKIE RESEARCH CAPITAL CORPORATION
Per:
(Signed) "David Greifenberger"
Name: David Greifenberger
Title: Managing Director, Investment Banking

CANACCORD GENUITY CORP.
Per:
(Signed) "Earle McMaster"
Name: Earle McMaster
Title: Director, Investment Banking

SPROTT CAPITAL PARTNERS LP, by its general partner, SPROTT CAPITAL PARTNERS GP INC.
Per:
(Signed) "David Wargo"
Name: David Argo
Title: Managing Director and Head of Investment Banking

[Signature Page to the Amendment to Underwriting Agreement]